Exhibit 99.1

Globavend Simplifies Capital Structure as Final Outstanding Warrants Expire and AI Growth Strategy Accelerates

PERTH, Australia, July 6, 2026 (GLOBE NEWSWIRE) -- Globavend Holdings Limited (NASDAQ: GVH) (“Globavend” or the “Company”), an emerging e-commerce logistics provider and AI-powered digital entertainment company, today announced that all of its outstanding Series A Warrants have expired in accordance with their terms, further simplifying the Company’s capital structure.

The Series A Warrants were issued in connection with the Company’s public offering conducted in June 2025. The expiration of the Series A Warrants removes these legacy derivative securities from the Company’s capital structure and eliminates a legacy source of potential future shareholder dilution. Globavend believes the simplified capital structure enhances transparency for investors while reinforcing the Company’s commitment to disciplined capital management and long-term shareholder value creation. As of the date of this release, the Company has no outstanding warrants, further simplifying its capital structure and eliminating future warrant-related dilution.

The expiration of the Series A Warrants represents another milestone in the Company’s ongoing commitment to disciplined capital management and long-term value creation.

“Our priority remains disciplined execution, innovation and long-term shareholder value creation,” said Kai Man Fung, Chairman of Globavend. “The expiration of the Series A Warrants further simplifies our capital structure and removes a legacy source of potential dilution, allowing investors to focus on the execution of our strategy and the long-term growth opportunities across both of our business segments. We are building an AI-powered digital entertainment business while continuing to strengthen our established logistics business, which remains the foundation of our operations and revenue base. We believe this balanced strategy positions Globavend to pursue sustainable long-term growth while creating lasting value for our shareholders.”

Globavend continues to execute its strategy of building an AI-powered digital entertainment business while leveraging the strength of its established cross-border e-commerce logistics operations, which remain the backbone of the Company’s revenue base. Management believes this dual-business model provides a strong operating foundation while positioning the Company to capitalize on emerging opportunities in artificial intelligence and digital content.

The Company continues to execute its AI growth strategy through the commercial launch of its proprietary Imaginary AI-powered production platform and the release of its first fully AI-produced original micro-drama. These milestones demonstrate the commercial application of the Company’s proprietary AI technologies and represent important steps in the execution of Globavend’s strategy to develop scalable AI-driven digital entertainment solutions for global markets. At the same time, Globavend continues to expand and enhance its cross-border e-commerce logistics business, creating a diversified platform for long-term growth.

Globavend believes that a simplified capital structure, combined with continued execution across its AI-powered digital entertainment and cross-border logistics businesses, positions the Company to pursue sustainable long-term growth and enhance shareholder value.

About Globavend Holdings Limited

Globavend Holdings Limited (NASDAQ: GVH) is an emerging e-commerce logistics provider and AI-powered digital entertainment company. As a logistics provider, the Company offers integrated cross-border logistics solutions across Hong Kong, Australia, New Zealand and mainland China. As a digital entertainment company, the Company develops generative AI-assisted cinematic production workflows, multimodal content generation capabilities and multilingual digital entertainment distribution solutions through its proprietary AI technologies. It operates Loomi: Short Drama, a mobile streaming platform offering professionally produced multilingual micro dramas, and Imaginary, its proprietary AI-powered cinematic production platform, providing end-to-end AI-assisted content creation capabilities. By combining AI-powered production technologies with proprietary distribution capabilities, Globavend is building an integrated digital entertainment ecosystem while continuing to expand its established cross-border logistics business.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, without limitation, statements regarding the Company’s business strategy, AI-powered entertainment initiatives, commercialization plans, growth opportunities, strategic partnerships, operational execution, shareholder value, future financial performance and market opportunities. These statements are based on current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. Such risks and uncertainties include, among others, the Company’s ability to successfully execute its strategic initiatives, commercialize its AI technologies, develop and distribute digital entertainment content, compete effectively, satisfy applicable regulatory requirements and the risks described in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update any forward-looking statements except as required by applicable law.

For investor and media inquiries, please contact:

Globavend Holdings Limited

Kenny K. M. Fung, Chairman

kennyfung@risemindtech.com

888.201.1623

https://globavend.com/